UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42701

Jyong Biotech Ltd.

23F-3, No. 95, Section 1, Xintai 5th Road,
Xizhi District, New Taipei City,
Taiwan, 221

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Explanatory Note

Jyong Biotech Ltd, a Cayman Islands exempted company (the “Company”), is hereby furnishing its unaudited interim balance sheet and unaudited interim statement of operations and comprehensive income (loss) for the six months ended June 30, 2025. The condensed consolidated financial statements furnished herein are unaudited and prepared by management of the Company. The financial statements are attached as Exhibit 99.1 to this report of foreign private issuer on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Interim Condensed Consolidated Balance Sheet as of June 30, 2025, and Unaudited Interim Condensed Consolidated statement of operations and comprehensive income (loss) for the Six months Ended June 30, 2025 and 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jyong Biotech Ltd.

Date: January 9, 2026	By:	/s/ Fu-Feng Kuo
	Name:	Fu-Feng Kuo
	Title:	Chief Executive Officer

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